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awakening your genius

INVEST IN MINDWELL LABS

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Track and manage your anxiety in real-time

LEAD INVESTOR



Dr. Hamir Sampat

I'm investing in Mindwell Labs because I believe in its multi-disciplinary team with a proven track record and their passion for a noble mission. As a physician, who's been working in the healthcare industry for >20 years, I strongly believe that in order to improve patient outcomes and reduce costs, which in America crossed $4 Trillion in annual spend last year, focus on prevention is a must. Preventive measures are proven to significantly improve patient's quality of life and avoid premature deaths. Mindwell Labs is building the future of preventive medicine. Its clinical-grade diagnostics using our biomarkers (ANS & HRV) and science-based preventive interventions can make a big impact with major health conditions like depression, hypertension, heart attacks leading to sudden cardiac deaths, substance abuse and other comorbidities associated with anxiety. I'm excited to be part of Mindwell's journey to power a healthier world.

Invested $50,000 this round & $75,000 previously

Learn about Lead Investors

mindwelllabs.com New York NY

Technology Software B2C

Health & Fitness | AI

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 🏆 World-class team with a proven track record (4 exits/3 IPOs; 10-yr IP)
2. 🩺 Assessed >220,000 hours of our members' mental health; analyzed >3M health data points
3. 🔥 19% free-to-paid conversion of AQ™, our consumer app (industry average: 1%-2%)
4. ⌚ Proprietary, patent-pending technology backed by research from leading global scientists
5. 🎯 82 countries represented in our global metric for mental health
6. 📈 Disrupting a very large & fast growing digital mental wellness market (930Bn by 2030)
7. 🔑 Democratizing access to high-quality and affordable mental healthcare that works
8. 💵 Investors: ex-Vice Chair/CMO, GE; ex-CEO, AOL; CEO, McDonald Pelz; ex-Chairman, British Telecom

Our Team



Sab Kanaujia Co-Founder & CEO



Proven 4x serial entrepreneur & digital executive. Startup 1: Ran biz dev & helped it IPO in 1996 (2021 sales: $1.6Bn). Startup 2: Founder/CEO from launch to exit in 2012. Startups 3 & 4: Board advisor (launch to IPO); Google acquired one for $650M

Anxiety disorder is the #1 mental illness in the US, affecting 1 in 5 adults. 2/3rd never get treated. Globally, 1Bn people suffer from a mental health disorder; anxiety & depression alone cost our economy $1Tr each year. We're democratizing access to quality mental healthcare that works, while building the future of preventive medicine.



Dr. Shaun Nanavati Co-Founder & Chief Science Officer

Neuropsychologist/clinician/researcher with a unique background in integrating eastern and western philosophies of mind. Expertise in developing mental health measurement technologies & interventions using autonomic nervous system biomarkers & HRV.

We're re-imagining anxiety management.



😭 Let's face it. Our mental healthcare is broken.

With sky-high anxiety (the #1 mental illness in America), opioid deaths (the #1 cause of deaths in America), and rampant depression (the #1 cause of disease globally), our mental healthcare is evidently failing.

It is failing for a few reasons:

- **Limited access to treatment:** Too costly (>$100/therapy session), takes too long to find help (>3 weeks, on average), limited pool of therapists (6 out of 10 U.S. counties do not have a therapist)
- **Wrong treatments:** Focused on symptom reduction instead of understanding the exact cause of the issue. Changes are therefore temporary.
- **Lack of 1:1 personalization:** Failure to tailor treatments based on each person's background, preferences, and learning style

The result is:



1Bn
People worldwide suffer from a mental health disorder
$1Tr
Annual cost to the global economy by anxiety & depression alone
(*) Source: Lyra Health

🆕 Mindwell Labs presents a new vision for mental healthcare

Our science and measurement-based approach to psychological intervention includes:

- **Integration of Eastern and Western philosophies of mind:** We nurture strengths rather than focus on the removal of a perceived deficit
- **Real-time monitoring:** Ongoing, passive assessment of mental activity based upon advanced pulse diagnostics

- **Dynamic hyper-personalization**: Treatments tailored using each person's unique biomarkers and further adjusted dynamically based upon real-time impact while undergoing the treatment
- **Self-empowerment:** Tools and Insights for people to understand what is happening in their mind at all times

We believe that your mind is too important to leave to someone else.

By understanding how factors in your environment influence your mental states, you gain understanding.

Intrinsic motivation based on understanding of one's self creates lasting change.

🪷 Transforming anxiety

Our first focus is to fix our epidemic of anxiety, the #1 mental illness in America. We're re-imagining anxiety management from diagnosis to cure. We're bringing data and measurement into the process. And removing the prevalent disease model of anxiety.

There are no "anxious people." There are life events which at times make us anxious. As we understand what makes us anxious and what makes us calm in our life, we can adjust. We can cut down the activities which make us anxious and increase the activities which make us calm. And build our capacity to better manage anxiety-provoking activities we cannot avoid.

🎯 You cannot improve what you cannot measure.



Our Differentiation from the Competition
lyra
noom

We Have the Technology to Measure Mental Health, Track It in Real-Time and Deliver Personalized Interventions Automatically Based on ***Biomarkers***

Benefits of a Biomarker-Based Automated Solution

Hyper personalization at the individual level

Each person has unique mental health needs. Lasting impact requires individual-level assessment and interventions.

\+

Delivered at scale

Allows rapid scalability through automation, which is needed to meet the demand of our urgent mental health crisis.

🚀 Our Product

Innovation #1: Industry's first fully automated, closed-loop anxiety management system, from diagnosis to care delivery (Patent-pending)


Understand
Understand what in your life makes you anxious
TODAY'S INSIGHT
In the last week, the longest period of time you were anxious was 1 hour and 48 mins, on Jan 23, from 10:05AM to 11:53AM.
ANXIOUS
AVG HR 110 BPM
24/7
Track
Track your anxiety in real-time
Always Learning
Always Improving


Transform
Transform your mind to manage anxiety using personalized sounds and trainings

Our anxiety management system analyzes your heart and brain activity throughout the day. It utilizes your vitals passively collected by your smartwatch. Our proprietary, patent-pending technology shows when you're anxious and when you're calm in real-time at all times. We then provide you personalized care when you need it. Furthermore, we check the impact of the care in real-time while it is being delivered. This allows us to adjust your care regime so it fits with your unique needs throughout your journey.

⌚ Key technology breakthrough: Real-time anxiety monitor (Patent-pending)


Backed by Existing Research by Top Scientists
OXFORD UNIVERSITY PRESS
Social Cognitive and Affective Neuroscience
TODAY
Anxiety Test
Once Every 6-12 Months
AQ™: A REAL-TIME ANXIETY MONITOR
Anxiety Test
Once Every 3-4 Minutes
Commodity Biomarkers (Heart Rate)
Proprietary Technology
24/7
Ongoing Assessment
ANXIOUS
110 BPM

🧠 Innovation #2: An objective global metric for mental health (Patent-pending)


Everyone can now measure their mental health


and see its impact on work and play.
AQ
AQ™ = Mental Health // BMI = Physical Health
105 AQ™
72nd PERCENTILE
Q1 AWARENESS
Q2 REST
Q3 INTROSPECTION
Q4 CALM
Q5 SOMATICS

Our AQ™ metric combines existing measures for mental health into one, scientifically-proven quantified number based on neuropsychology.


Attention
neuroscience
psychology
Attention Quotient
AQ™

Our study shows that people with high AQ™ also score better in the cumulative in the three major categories of problem-solving, memory and mindfulness. And those with low AQ™ perform poorly in each of these three categories.

The AQ™ test takes four minutes, and is available for free to anyone with a smartphone. Human mental abilities are measured in relation to those of others, instead of at an absolute, individual level. As with IQ (Intelligence Quotient), the popular measure for human intelligence, we measure each person's AQ™ in relation to the AQ™ of others. We use a global comparative group that currently includes people from 82 countries, and growing in real-time. Our goal is to make AQ™ an industry standard (the "Nielsen for the mental health industry"). So we

plan to license our AQ™ technology for free to third parties across the industry (therapists, hospitals, other mental health apps, etc).

✅ All key technology components backed by existing research

	AQ™ PRODUCT FEATURE	RESEARCH CITATION
DIAGNOSTICS	Wellness Monitor: Physiological measure of anxiety	Wang, Danny & Korczykowski, Marc & Rao, Hengyi & Fan, Yong & Pluta, John & Gur, Ruben & Mcewen, Bruce & Detre, John (2007). Gender difference in neural response to psychological stress. Journal: *Social Cognitive and Affective Neuroscience*
	Wellness Monitor: Physiological measure of calm	Lacey, Beatrice & Lacey, John (2007). Cognitive Modulation of Time-Dependent Primary Bradycardia. Journal: *Psychophysiology*
	AQ™ Test: Eyes Closed	· Valerie Bonnelle, Robert Leech, Kirsi M. Kinnunen, Tim E. Ham, Cristian F. Beckmann, XavierDe Boissezon, Richard J. Greenwood, David J. Sharp (2011). Default Mode Network Connectivity Predicts Sustained Attention Deficits after Traumatic Brain Injury. *Journal of Neuroscience* · Garrison, K. A., Zeffiro, T. A., Scheinost, D., Constable, R. T., & Brewer, J. A. (2015). Meditation leads to reduced default mode network activity beyond an active task. Journal: *Cognitive, Affective & Behavioral Neuroscience*
	AQ™ Test: Eyes Open	Courage, Mary & Reynolds, Greg & Richards, John (2006). Infants' Attention to Patterned Stimuli: Developmental Change From 3 to 12 Months of Age. Journal: *Child Development*
INTERVENTIONS	Mindfulness-Based Interventions	Book: ***Altered Traits***: *Science Reveals How Meditation Changes Your Mind, Brain, and Body* By Daniel Goleman and Richard Davidson (2017)
	Cognition-Based Therapy (CBT), Dialectical Behavioral Therapy (DBT) and Neuropsychology	Findings from 10-year long clinical practice by Dr. Shaun Nanavati (Co-Founder/CSO, Mindwell Labs), based on the best practices approved by the U.S. Health System

🌼 A creative solution to anxiety. Transform it. Put it to use.

AQ™ provides interventions in real-time when you need them. They're targeted to help with your specific mental state at that moment. Our drug-free interventions use proven techniques based on mindfulness, cognition-based therapy (CBT), dialectical behavior therapy (DBT) and neuropsychology. The interventions include guided classes, skills and music. They teach you to transform your anxiety into clear thinking and creative action.


David Has Anxiety: SOS + Long-Term Care
SHORT TERM (STATE)
1 DAY
Wellness Monitor
AI-Powered
Personalized Sounds
BENEFIT
Immediate
relief


Calming Nature Sound
LONG TERM (TRAIT)
1 MONTH
Monitor's Weekly Trend/AQ™ Test
AI-Powered Personalized Trainings
Breathe Training
Lasting transformation

👍 Our differentiation: Industry's only end-to-end, closed-loop, clinical-grade digital health system


COMPETITION
MINDWELL LABS
BENEFIT
1
REAL-TIME BIOMARKER TRACKING
(Commoditized)
fitbit
ŌURA
SAMSUNG
halo
WHOOP
APOLLO
AQ
Software solution: will work with any hardware
Personalization at the individual level
2
CLINICAL-GRADE ASSESSMENT
Mental Health
ellipsis HEALTH
SONDE
APOLLO
ALTO NEUROSCIENCE
AQ
Better diagnosis leads to better intervention
3
REAL-TIME INTERVENTION
APOLLO
AQ
CBT, mindfulness, DBT, Neuropsychology
Deliver care when and where needed
4
EFFICACY TRACKING
Dynamic Adjustment
Endel
AQ
Right treatment for each person, at all times
CLOSED-LOOP SYSTEM

💬 Member testimonials: Rated 4.9/5.0

★★★★★


"LIFE CHANGING!"
"I find it really hard to know my own state of mental wellness, and this apps tests and courses have been incredible. Thank you!"
- ZMWINTER208
"THE BEST ANXIETY TRACKER"
"I'm amazed how AQ is able to so accurately track every time I get anxious. What I'm learning about my anxiety cycles is eye opening."
- SUPERKINGS_FAN

"BEST APP ON APPLE WATCH"

"AQ has made me use my Apple Watch on a daily basis, because I want AQ to track my mental state every day. It may be the best app on iWatch!"

- COOL_TECHIE

"BEST BIOFEEDBACK APP!"

"AQ has helped me understand my anxiety triggers and what calms me down in my life...in just a matter of few months. That's years worth of therapy, which I could never have afforded anyway."

- MEATERLING

📈 Traction: 5-19x of Industry Average

MONETIZATION	>19%	Subscriber Conversion (free-to-paid). Industry avg: 1-2%
RETENTION	>23%	Day-30 Retention (last 6 mos). Industry avg: 3-4%
MENTAL HEALTH ASSESSMENT	>220,000	Total Assessed Hours of Members' Mental Health*
	>3M	Members' Total Health Data Points Analyzed*
	82	Countries Represented in Our Global Metric for Mental Health

(*) As of May 10, 2022



Monthly Hours of Members' Mental Health Assessed by AQ™ App
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000


-
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22


Members' Monthly Health Data Points Analyzed by AQ™ App
600,000
500,000
400,000
300,000
200,000
100,000
-
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22

🏆 Team: Multi-disciplinary, with proven expertise

Our team includes experts in entrepreneurship, clinical neuropsychology, product development, digital technology and consumer marketing.


Sab Kanaujia
Co-Founder & CEO
Dr. Shaun Nanavati
Co-Founder & Chief Science Officer
Yuli Ziv
Marketing Lead (Interim)
Erik Madsen
Engineering Lead
Hilario Bango
Creative Lead
Velu Loganathan
Sr. Software Engineer (Front-End)
Vishnu Sathyanesan
Sr. Software Engineer (Back-End)
Aalok Mehta
Content Production



Erica Saccente
Psychiatrist



Noah Nethery
Data Science Engineer



Sandro Janjghava
Software Engineer



Meredith Travers
Psychology/Marketing Intern

🥇 Advisers: Global leaders in psychology, cognitive neuroscience, mindfulness, business and AI



Prof Robert Thurman
Buddhist Scholar & Teacher

TIME: 25 most influential Americans (1997) Awarded *Padma Shri*, one of the highest civilian awards by the Government of India.



Beth Comstock
Business Executive

Former Vice Chair & CMO, GE
Forbes: The World's 100 Most Powerful Women



Dr. Peter Kinderman
Clinical Psychologist

Prof, Clinical Psychology, Univ. of Liverpool. Former President, British Psychological Society.



Sharon Salzberg
Meditation Teacher and Author

World-renowned teacher and NY Times bestselling author. Co-founder of Insight Meditation Society (1976).



Jonathan Miller
Business Executive

Former CEO, AOL
Former CDO, News Corp
Tai Chi Practitioner



Dr. Joe Colombo
Neuroscientist & Biomedical Engineer

Global authority on autonomic nervous system for 25+ years. Authored 100+ journals. Consultant to NASA, FAA and DoD.



Dr. Seema Desai
Psychiatrist

Expert in integrating mindfulness, CBT and mental health. Asst Clinical Professor of Psychiatry, NYU School of Medicine.



Dr. Guru Banavar
AI Scientist

Globally renowned AI expert. 30+ US patents. Former Chief Science Officer, Cognitive Computing, IBM Watson AI.

💯 Our long game: Unlock each person's full potential

We're not stopping after fixing the anxiety epidemic. We will use our deep IP portfolio, developed in specialized, high-end clinics for over 10 years, to:

- improve our sleep, a key component of our wellness,
- improve our complete mental health,
- prevent major illnesses like depression (the #1 cause of disease worldwide), heart attacks, substance abuse, hypertension, and finally

- help us attain peak performance and unlock our full potential in life



Precision Technology-Driven Health, Wellness and Performance
Performance
Health and Wellness
Mental Wellness
Sleep
Anxiety
Achieving Peak Performance
STEALING FIRE
STEVEN KOTLER & JAMIE WHEAL
World Health Organization
STRESS: Health Epidemic of the 21st Century
Market Size
$11Bn
$432Bn
$932Bn
$10Tr
$143Bn

We are building the future of preventive medicine.



THE WELLNESS AND PREVENTION MARKET WILL OUTGROW THE HEALTH CARE MARKET

Dr. Leroy Hood
“Father of the BioTech Revolution”

📢 Next step: Launch our marketing

We launched our commercial app on March 14, 2022. We got here after iteratively improving our test app (MVP), launched in May 2021, with user feedback from over 70 countries. We're now raising capital to launch our marketing and grow our users.



May 2021
AQ™ MVP LAUNCHED
App to test our core hypothesis and iteratively find the product-market-fit
May 2022
LAUNCH MARKETING
- Wefunder Community Funding
- Earned and Paid Media Campaigns
JAN 2020
FREE AQ™ TOOL LAUNCHED
App on Apple Watch to build a 100% organic global quotient for our mental health metric
Mar 2022
AQ™ COMMERCIAL APP LAUNCHED
The marketable app after 32 iterations of the MVP with user feedback from 72 countries

Use of Funds:

50-60% of the money raised in this round will be spent on marketing our app, 30-40% on hiring more engineers for product development, 7.5% on Wefunder platform fees and rest on miscellaneous items (legal, accounting, etc).

🤝 Join our journey!

We're democratizing access to affordable, high-quality mental healthcare that works. We're also democratizing access to economic gains from our success.

That's why we're doing this community funding round.

Our mission is to ensure that each one of us achieves our full potential in life.

Let's do this together!

Sab and Shaun

